Exhibit 99.1

Update on Ant Group’s Proposed Share Repurchase

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba Group” or “the Company”) has been informed by Ant Group Co. Ltd. (“Ant Group”), an unconsolidated related party in which Alibaba Group holds 33% of the equity interest, that Ant Group held its shareholder meeting on July 23, 2023, and its shareholders have approved, among other things, its proposal to repurchase from all of its shareholders up to 7.6% of its equity interest.

Given that Ant Group continues to be an important strategic partner to Alibaba Group’s various businesses, Alibaba Group has decided that it will not sell any shares to Ant Group under the proposed share repurchase, so as to maintain its shareholding in Ant Group.

Shareholders and potential investors should exercise caution when dealing in the Company's securities.

July 23, 2023

1